For immediate release

Aspen and Westchester report drilling results

OKLAHOMA CITY, OKLAHOMA, February 17, 2005 Aspen Group Resources Corporation (TSX:ASR) ("Aspen") and Westchester Resources Inc. (TSXV:WSR) today announced that the Froelich 1-27 well was drilled to a total depth of 9700 feet and casing is now being set after drilling into what independent geologists believe may be the top of a Lodgepole Reef discovery.  The well will be logged and production tested in order to determine whether the structure contains commercial quantities of oil and gas. Results are expected in three weeks.

The Froelich 1-27 well is the first in a multi-well exploration program Aspen and Westchester, through their 50/50 joint venture arrangement (the "Joint Venture") entered into with Oil for America, Inc. ("OFA") in North Dakota. The well was drilled approximately 5 miles south of the Eland field in Stark County, North Dakota.

Aspen Group Resources Corporation is an independent oil and natural gas producer engaged in the acquisition, exploration, production and development of oil and natural gas properties in North America. Aspen's shares trade on The Toronto Stock Exchange under the symbol "ASR".

Westchester’s shares trade on the TSX Venture Exchange under the symbol “WSR”.

FOR FURTHER INFORMATION PLEASE CONTACT:

Aspen Group Resources Corporation	Westchester Resources Inc.
Kevin O'Connor	Pat DiCapo
(877) 775-8734	(416) 860-1859
koconnor@aspengroupresources.com	pdicapo@poweronecapital.com
www.aspengroupresources.com

For more information on the Oil and Gas Industry in North Dakota, visit www.oilgas.nd.gov

Portions of this document include "forward-looking statements", which may be understood as any statement other than a statement of historical fact. Forward-looking statements contained in this document are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from management's expectations and projections expressed in this document. Certain factors that can affect the Company's ability to achieve projected results are described in the Company's Annual Report on Form 20-F and other reports filed with the Securities and Exchange Commission. Such factors include, among others, production variances from expectations, uncertainties about estimates of reserves, volatility of oil and gas prices, the need to develop and replace reserves, the substantial capital expenditures required to fund operations, environmental risks, drilling and operating risks, risks related to exploratory and developmental drilling, competition, government regulation, and the ability of the company to implement its business strategy.